Exhibit 99.1

MicroCloud Hologram Inc. Files 2024 Annual Report on Form 20-F

Shenzhen, March 21, 2025 - MicroCloud Hologram Inc. (Nasdaq: HOLO) (“MicroCloud” or the “Company”) today filed its operational and financial results for the fiscal year ended December 31, 2024, on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). MicroCloud is dedicated to the research, development, and application of holographic technology, striving to offer leading holographic technology services to customers worldwide.

In 2024, the Company achieved remarkable successes in multiple aspects such as financial performance, technological R&D, and market expansion.

●	Steady Revenue Growth: In 2024, the total operating revenue climbed to RMB 290 million (around $40.7625 million), achieving a 42.16% year-over-year growth compared with RMB 204 million in 2023. Notably, the service business revenue performed particularly prominently, growing substantially from RMB 181 million in 2023 to RMB 277 million in 2024, representing a 53.04% increase year-over-year. This positive trend fully indicates that the Company’s products and services have won wide recognition in the market, with remarkable business expansion results. It further consolidates its market position within the industry and lays a solid foundation for future sustainable development.

●	Expansion of cash and cash equivalents Scale: By the end of 2024, the Company’s cash and cash equivalents surged to RMB 851.47 million (approximately $118.45 million), reflecting a 575.54% year-over-year increase and underscoring its robust financial health and strategic agility. This growth was primarily driven by strategic capital deployment, coupled with stable non-current assets, these achievements highlight the Company’s unwavering commitment to technological leadership and sustainable growth, solidifying its position as a trailblazer in holographic solutions.

Wei Peng, the Chairman of the Board of Directors of MicroCloud Hologram Inc., stated, “2024 marked a pivotal year for solidifying our financial foundation, characterized by 42.16% revenue growth, a 53.14% surge in service business performance, and a 575.54% increase in cash and cash equivalents. These achievements demonstrate our ability to execute strategic priorities—financial resilience, technological leadership, and market expansion—through relentless innovation and market alignment. These achievements were fueled by our team’s relentless focus on technological innovation and astute alignment with market demands. Looking ahead, we will leverage this momentum to accelerate R&D investment in holographic technologies, deepen integration of cutting-edge solutions, expand our global footprint, and enhance product/service quality and competitiveness, all while remaining steadfast in our commitment to delivering groundbreaking experiences to customers worldwide and advancing the Company to new heights in holography and related advanced technologies.”

The information disclosed in this press release is not comprehensive. For a full understanding, please refer to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov.

About MicroCloud Hologram Inc.

MicroCloud provides a wide range of holographic technology services in the holographic industry, including high-precision holographic light detection and ranging (LiDAR) solutions based on holographic technology, exclusive holographic LiDAR point - cloud algorithm architecture design, breakthrough holographic imaging technology solutions, holographic LiDAR sensor chip design, and holographic vehicle intelligent vision technology to serve customers that provide reliable holographic advanced driver assistance systems (ADAS). MicroCloud also offers holographic digital twin technology services for customers and has established a proprietary holographic digital twin technology resource library.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terms such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and the Company’s strategic and operational plans contain forward-looking statements. Forward-looking statements are not guarantees or assurances of future performance and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition, and results of operations; the expected growth of the holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F, and current report on Form 6-K, as well as other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not assume any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

MicroCloud Hologram Inc.
IR@mcvrar.com